Exhibit 12.1
D.R. HORTON, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Fiscal Year Ended September 30,
	2008	2007	2006	2005	2004
	($ in millions)
Consolidated income (loss) before income taxes	$(2,631.8)	$(951.2)	$1,987.1	$2,378.6	$1,582.9

Minority interests in income before income taxes of subsidiaries which have incurred fixed charges	—	2.6	2.6	—	4.8

Minority interests in losses before income taxes of majority owned subsidiaries which have incurred losses	(0.6)	—	—	(0.3)	(0.3)

Distributed income of 50%-or-less-owned affiliates, net of equity income or loss	—	—	—	—	—

Amortization of capitalized interest	375.8	254.5	237.1	225.0	249.1

Interest expensed	56.6	52.6	72.1	33.9	17.5

Earnings (loss)	$(2,200.0)	$(641.5)	$2,298.9	$2,637.2	$1,854.0

Interest incurred	$254.3	$356.9	$397.5	$306.8	$250.9

Fixed charges	$254.3	$356.9	$397.5	$306.8	$250.9

Ratio of earnings to fixed charges	—	—	5.78	8.60	7.39

Coverage deficiency	$2,454.3	$998.4	—	—	—

Interest expensed and interest incurred include losses on early retirement of debt of $12.1 million, $17.9 million, $4.5 million and $3.0 million in fiscal 2007, 2006, 2005, and 2004, respectively.